Fuwei Films Announces Its Unaudited Financial Results for the First Quarter of 2014

-Teleconference to be Held on Thursday, May 22, 2014 at 9:00 am EDT –

BEIJING, May 21, 2014 - Fuwei Films (Holdings) Co., Ltd. (Nasdaq: FFHL) (“Fuwei Films” or the “Company”), a manufacturer and distributor of high-quality BOPET plastic films in China, today announced its unaudited financial results for the first quarter of 2014 ended March 31, 2014.

Highlights

▪	Revenues were RMB70.7 million or US$11.4 million, compared with RMB76.6 million in the same period of 2013.

▪	A sample diffusion film (a type of TFT-LCD optical film) was delivered to clients and we are making improvements and modifications based on the client’s initial positive feedback. We expect that it will be manufactured in small batches by the third production line in the near future. In addition, a sample base film for solar backsheet has been delivered to clients for testing.

▪	On May 12, 2014, the Company issued a press release announcing that the Company has learned that the successful bidder, Shandong SNTON Optical Materials Technology Co., Ltd. ("SNTON") in the fifth public auction of 6,912,503 (or 52.9%) of the Company's outstanding ordinary shares (the "Apex Shares") held on March 25, 2014, was entrusted by Hongkong Ruishang International Trade Co., Ltd., a Hong Kong corporation ("Hongkong Ruishang"), to handle all the formalities and procedures in connection with the public auction. Weifang City State-Owned Assets Operation Administration Company (the “Administration Company”) originally held the Apex Shares indirectly through an intermediate holding company, Apex Glory Holdings Limited, a British Virgin Islands corporation.

▪	On May 14, 2014, the Company announced it had received a notification from its new shareholder, Shandong Fuhua Investment Company Limited (“Shandong Fuhua”) with respect to an ownership transfer from Weifang- City State-Owned Assets Operation Administration Company (the “Administration Company”) to Shandong Fuhua of the Company’s 12.55% outstanding ordinary shares (the “Easebright Shares”). The Administration Company originally held the Shares indirectly through an intermediate holding company, Easebright Investments Limited (“Easebright”). As a result of this transfer, Shandong Fuhua indirectly owns Easebright Shares through Easebright.

Mr. Xiaoan He, Chairman and CEO of Fuwei Films, commented, “The first quarter financial results continue to reflect weakened market conditions due to intensified competition which caused oversupply and excess capacity in the marketplace. However, we continue to believe that our focus on innovation will enable the Company to weather the current down cycle while increasing the ratio of high-valued films. I am pleased to announce that the preliminary test of a sample diffusion film (a type of TFT-LCD optical film) was delivered demonstrating our ability to better serve our customers through expanded product offerings. I am also pleased to announce that our controlling shareholder, a government entity, has transferred its ownership to a private company which we believe will enable our management to realign its strategic goals and will allow the Company to obtain more effective support in the fierce marketplace.”

First Quarter 2014 Results

Net sales during the first quarter ended March 31, 2014 were RMB70.7 million or US$11.4 million, compared to RMB76.6 million, during the same period in 2013, representing a decrease of RMB5.9 million or 7.7%, mainly due to the reduction of average sales price by 8% arising from stronger competition in China and reduced prices of main raw materials.

Overseas sales for the first quarter 2014 were RMB10.5 million or US$1.7 million, or 14.8% of total revenues, compared with RMB12.6 million or 16.5% of total revenues in the first quarter of 2013, representing a decrease of RMB2.1 million or 16.7%. The reduction of average sales price caused a decrease of RMB0.9 million and the decrease in sales volume resulted in a decrease of RMB1.2 million. The decrease in overseas sales was mainly due to the lower demand from international markets and enhanced competition as well as anti-dumping measures taken by the USA and South Korea, which led to a decrease in orders from the overseas markets compared to the same period of 2013.

The following is a breakdown of domestic versus overseas sales for the three-month periods ended March 31, 2014 and 2013 (amount in thousands except percentages):

	Three-Month Period Ended
	March 31, 2014			March 31, 2013
	RMB	US$	% of Total	RMB	% of Total
Sales in China	60,238	9,690	85.2%	63,979	83.5%
Sales in other countries	10,467	1,684	14.8%	12,598	16.5%

Total	70,705	11,374	100.0%	76,577	100.0%

Our gross loss was RMB0.07 million or US$0.01 million for the first quarter ended March 31, 2014, representing a gross loss margin of 0.1%, as compared to a gross loss margin of 1.6% for the same period in 2013. Our average product sales prices decreased by 8.0% compared to the same period in 2013 while the average cost of goods sold decreased by 9.0% compared to the same period last year. Consequently, the decrease in cost of goods sold exceeded that in sales revenue during the first quarter ended March 31, 2014, which contributed to the slight improvement in our gross loss margin compared with the same period in 2013.

Operating expenses for the first quarter ended March 31, 2014 were RMB10.4 million or US$1.7 million, which was RMB3.3 million, or 24.1% lower than the same period in 2013. This decrease was mainly due to decreased R&D expenditures and transportation expenses in the first quarter of 2014.

Net loss attributable to the Company during the first quarter ended March 31, 2014 was RMB13.3 million or US$2.1 million, compared to net loss attributable to the Company of RMB18.1 million during the same period in 2013, representing a decrease of RMB4.8 million for the same period in 2013 due to the factors described above.

Basic and diluted net loss per share was RMB1.02 or US$0.16, compared with basic and diluted net loss per share of RMB1.38 in the first quarter of 2013.

Total shareholders’ equity was RMB447.0 million or US$71.9 million as of March 31, 2014, compared with RMB460.3 million as of December 31, 2013.

As of March 31, 2014, the Company had 13,062,500 basic and diluted total ordinary shares outstanding.

Conference Call Information

The Company will host a teleconference on Thursday, May 22, 2014, at 9:00 a.m. EDT / 9:00 p.m. Beijing time to discuss the financial results. To participate in the call, please dial +1-877-407-9205 in North America, or +1-201-689-8054 internationally, approximately 10 minutes prior to the scheduled start time.

A replay of the call can also be accessed via telephone by calling +1-877-660-6853 in North America, or +1-201-612-7415 internationally, and entering the following Conference ID: 13582855. The replay will be available until June 22, 2014, at 11:59 p.m. EDT.

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary, Fuwei Films (Shandong) Co., Ltd. (“Fuwei Shandong”). Fuwei Shandong develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei's BOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the U.S. Securities and Exchange Commission which, among other things, include both the short and long-term effects of the global financial crisis on the Company and the BOPET film industry; competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

For more information, please contact:

In China:

Ms Xiaoli Yu

Investor Relations Officer

Phone: +86-133-615-59266

Email: fuweiIR@fuweifilms.com

In the U.S.:

Ms. Vivian Chen
Investor Relations
Grayling
Phone: +1-646-284-9427
Email: vivian.chen@grayling.com

Financial Tables to Follow

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013

(amounts in thousands except share and per share value)

(Unaudited)

	March 31, 2014		December 31, 2013
	RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents	2,877	463	11,578
Restricted cash	39,438	6,344	41,422
Accounts and bills receivable, net	8,968	1,443	8,373
Inventories	38,810	6,243	38,454
Advance to suppliers	6,987	1,124	6,977
Prepayments and other receivables	24,806	3,990	26,107
Deferred tax assets - current	1,774	285	1,702
Total current assets	123,660	19,892	134,613

Plant, properties and equipment, net	514,346	82,740	524,777
Construction in progress	366	59	632
Lease prepayments, net	18,868	3,035	18,999
Advance to suppliers - long term, net	2,945	474	2,134
Long-term deposit	16,760	2,696	16,760
Other Assets	13,170	2,119	13,244
Deferred tax assets - non current	20,853	3,355	20,888

Total assets	710,968	114,370	732,047

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	105,000	16,891	105,000
Accounts payables	33,372	5,368	33,454
Notes payable	78,005	12,548	81,990
Advance from customers	13,223	2,127	14,665
Accrued expenses and other payables	6,625	1,066	6,777
Obligations under capital leases-current	8,450	1,359	8,314
Total current liabilities	244,675	39,359	250,200

Obligations under capital leases	6,398	1,029	8,563
Long-term loan	10,000	1,609	10,000
Deferred tax liabilities	3,674	591	3,736

Total liabilities	264,747	42,588	272,499

Equity
Shareholders’ equity
Registered capital(of US$0.129752 par value; 20,000,000 shares authorized; 13,062,500 issued and outstanding)	13,323	2,143	13,323
Additional paid-in capital	311,907	50,175	311,907
Statutory reserve	37,441	6,023	37,441
Retained earnings	83,111	13,370	96,370
Cumulative translation adjustment	1,218	196	1,266
Total shareholders’ equity	447,000	71,907	460,307
Non-controlling interest	(779)	(125)	(759)
Total equity	446,221	71,782	459,548
Total liabilities and equity	710,968	114,370	732,047

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2014 AND 2013

(amounts in thousands except share and per share value)

(Unaudited)

	The Three-Month Period Ended March 31,
	2014		2013
	RMB	US$	RMB
Net sales	70,705	11,374	76,577
Cost of sales	70,774	11,385	77,768

Gross loss	(69)	(11)	(1,191)

Operating expenses
Selling expenses	3,359	540	4,345
Administrative expenses	7,054	1,135	9,306
Total operating expenses	10,413	1,675	13,651

Operating loss	(10,482)	(1,686)	(14,842)

Other income (expense)
- Interest income	380	61	61
- Interest expense	(3,168)	(510)	(3,217)
- Others (expense) income, net	(88)	(14)	(101)

Total other expense	(2,876)	(463)	(3,257)

Loss before provision for income taxes	(13,358)	(2,149)	(18,099)

Income tax benefit	99	16	23

Net loss	(13,259)	(2,133)	(18,076)

Net loss attributable to non-controlling interests	-	-	-
Net loss attributable to the Company	(13,259)	(2,133)	(18,076)

Other comprehensive income
- Foreign currency translation adjustments attributable to non-controlling interest	(20)	(3)	2
- Foreign currency translation adjustments attributable to the Company	(48)	(8)	11

Comprehensive (loss) income attributable to non-controlling interest	(20)	(3)	2
Comprehensive loss attributable to the Company	(13,307)	(2,141)	(18,065)

Loss per share, Basic and diluted	(1.02)	(0.16)	(1.38)
Weighted average number ordinary shares, Basic and diluted	13,062,500	13,062,500	13,062,500

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2014 AND 2013

(amounts in thousands except share and per share value)

(Unaudited)

	The Three-Month Period Ended March 31,
	2014		2013
	RMB	US$	RMB
Cash flow from operating activities
Net loss	(13,259)	(2,133)	(18,076)
Adjustments to reconcile net loss to net cash
used in operating activities
- Depreciation of property, plant and equipment	12,069	1,941	12,197
- Amortization of intangible assets	132	21	131
- Deferred income taxes	(99)	(16)	(23)
- Bad debt expense	477	77	376
Changes in operating assets and liabilities
- Accounts and bills receivable	(1,072)	(172)	7,035
- Inventories	(355)	(57)	(14,714)
- Advance to suppliers	(10)	(2)	8,850
- Prepaid expenses and other current assets	(264)	(42)	(1,379)
- Accounts payable	(82)	(13)	1,258
- Accrued expenses and other payables	(219)	(35)	264
- Advance from customers	(1,443)	(232)	3,385
- Tax payable	1,639	264	(2,605)

Net cash used in operating activities	(2,486)	(399)	(3,301)

Cash flow from investing activities
Purchases of property, plant and equipment	(1,639)	(264)	(213)
Restricted cash related to trade finance	1,992	320	(27,371)
Advanced to suppliers - non current	(811)	(130)	(1,034)
Amount change in construction in progress	265	43	(1,862)

Net cash used in investing activities	(193)	(31)	(30,480)

Cash flow from financing activities
Principal payments of short-term bank loans	-	-	-
Proceeds from short-term bank loans	-	-	2,032
Payment of capital lease obligation	(2,028)	(326)	(2,091)
Change in notes payable	(3,985)	(641)	53,773
Proceeds from sale-leaseback equipment	-	-	5,000

Net cash (used in) provided by financing activities	(6,013)	(967)	58,714

Effect of foreign exchange rate changes	(9)	(53)	(1)

Net (decrease) increase in cash and cash equivalent	(8,701)	(1,450)	24,932

Cash and cash equivalent
At beginning of period/year	11,578	1,913	5,006
At end of period/year	2,877	463	29,938

SUPPLEMENTARY DISCLOSURE:
Interest paid	3,168	510	3,217
Income tax paid	-	-	-

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	8,275	1,331	5,053
Obligations for acquired equipment under capital lease:	14,848	2,389	22,909